Exhibit 1

For Immediate Release

Pointer Telocation Announces Purchase of Activity in South Africa

Rosh HaAyin, Israel, October 02, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced that it has concluded an agreement for the purchase of the activity of a South African company to be integrated into Pointer’s South African subsidiary. The activity includes a fleet of approximately 2,400 vehicles.

David Mahlab, CEO of Pointer, commented: “We are pleased to announce another acquisition. This is in line with our strategy for inorganic growth to complement our organic growth. We intend to continue our strategy of pursuing accretive acquisitions that will expand our footprint and strengthen our position particularly in the territories in which we are already active.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contacts:
Yaniv Dorani, VP Finance & CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com